UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 7, 2009.

2.               Press release issued by ABB Ltd dated October 8, 2009.

Press Release

ABB to review European Commission’s decision in power transformer investigation

Zurich, Switzerland, Oct. 7, 2009 — ABB confirmed today that the European Commission has announced its decision on alleged anti-competitive practices in the power transformer business.

The European Commission imposed a fine of € 33.75 million on ABB.

In December 2008, ABB announced that it had booked provisions relating to this and other compliance, tax, and restructuring matters.  In connection with its third quarter reporting process, ABB will assess what impact this decision and any other recent developments will have on those provisions and on its financial results for the quarter.

Upon receipt of the full decision, ABB will carefully review it and consider its options with a view to determining appropriate next steps.

ABB is committed to fair and open competition in markets around the world. ABB companies and employees are not permitted to engage in any anti-competitive practices or other illegal or unethical behaviour. ABB has a zero tolerance policy to illegal or unethical behaviour.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Group Media Relations:

Wolfram Eberhardt, Thomas Schmidt

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

Press Release

ABB renews USD 2 billion credit facility

Zurich, Switzerland, Oct. 8, 2009 — ABB today announced that it has renewed its $2-billion revolving credit facility in line with its strategy to ensure maximum financial flexibility.

The new three year credit facility replaces the existing facility signed in 2005 which was due to expire in July 2010. The agreement is signed by a syndicate of 29 banks. The terms of the new facility reflect ABB’s strong credit profile. The transaction was initially launched at $1.5 billion but increased to $2 billion after a very substantial oversubscription. The facility is for general corporate purposes.

“This agreement reflects the ongoing confidence that the banking community has in ABB and ensures that we have maximum financial flexibility during the current uncertain market environment,” said Michel Demaré, ABB’s Chief Financial Officer.

The bank syndicate consists of Banco Bilbao Vizcaya Argentaria, S.A.; Banc of America Securities Limited; Banco Santander, S.A.; Bank of China Limited, London Branch / Bank of China (UK) Limited; Barclays Capital; BNP Paribas; Calyon; Citigroup Global Markets Limited; Commerzbank Aktiengesellschaft; Credit Suisse, Deutsche Bank AG; DNB Nor Bank ASA; Goldman Sachs International; Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ);HSBC Bank plc; ICBC (London) Limited / Industrial and Commercial Bank of China Limited; ING Bank N.V.; Intesa Sanpaolo SpA; J.P.Morgan plc; Merchant Banking, Skandinaviska Enskilda Banken AB (publ); Morgan Stanley Bank, N.A.; Nomura Bank International plc; Nordea Bank AB (publ); Société Générale; Standard Chartered Bank; The Royal Bank of Scotland plc; UBS AG; Unicredit Luxembourg S.A. and Zürcher Kantonalbank as Mandated Lead Arrangers and Bookrunners.

For more information please contact:

Group Media Relations:

Wolfram Eberhardt, Thomas Schmidt

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 8, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance